Exhibit 2.22

ANNEX 17

(CVM Instruction No. 481/09)

PREFERRED SHARES

1. Having created preferred shares or a new class of preferred shares

a) Explain in detail the proposal to create the shares

The proposal to create preferred shares, approved by the Board of Directors of Brasil Telecom S.A. (“BRT”), on August 26, 2011, provides for the creation of two classes of preferred shares of BRT, redeemable by decision of the general shareholders’ meeting of the company, to be attributed exclusively to BRT shareholders who held shares prior to the corporate reorganization announced via Material Fact dated May 24, 2011 (“Corporate Reorganization”).

Class B and C redeemable preferred shares will be distributed to holders of common and preferred shares of BRT, respectively, in the ration of one new share for every existing share. The class B and C preferred shares to be created will immediately be redeemed, which redemption is conditioned on the approval of the Corporate Reorganization.

The distribution was proposed as a way to optimize the capital structure, for the benefit of BRT and its shareholders. The distribution will be available only to those who held shares of BRT prior to the Corporate Reorganization.

b) Describe in detail the rights, advantages and restrictions to be attributed to the shares to be created, particularly:

(i)	Dividends in relation to common shares.

Not applicable.

(ii)	Fixed or minimum dividends.

The class C preferred shares will have priority in the receipt of a minimum, non cumulative dividend of 3% (three percent) of the net equity per share of BRT.

(iii)	Right to participate in remaining profits

Under the Bylaws of BRT, preferred share have the right, after the allocation of the amount allocated to preferred shares, to participate in the balance of the minimum mandatory dividend, under the same conditions as common shares.

(iv)	Right to receive dividends on the capital reserve account

None.

(v)	Priority in capital reimbursement

The class B preferred shares have priority in capital reimbursement, without premium.

(vi)	Premium on capital reimbursement

None.

(vii)	Right to vote

Class B preferred shares will have the right to vote. Class C preferred shares will not have the right to vote, except under legal hypotheses and in the following exceptional cases provided in the Bylaws of BRT for all preferred shares of the company:

(a) decisions related to the hiring of foreign entities linked to the controlling shareholders, to provide management services, including technical assistance: and

(b) through separate voting, decisions relating to the hiring of foreign entities linked to the controlling shareholders, to provide management services, including technical assistance;

(c) election, through separate voting, of one member of the Board of Directors and his respective alternate.

(viii)	Right under bylaws to elect members of the board of directors through separate voting

Under the Bylaws of BRT, holders of preferred shares have the right to elect, through separate voting, one member of the Board of Directors and his respective alternate.

(ix)	Right to be included in public offerings of shares through sale of control pursuant to art. 254-A of Law No. 6,404 of 1976.

None.

(x)	Veto right in relation to changes in bylaws

None.

(xi)	Redemption terms and conditions

The class B and C preferred shares are immediately redeemable by decision of the general shareholders’ meeting of the company. The redemption of class B and C preferred shares is anticipated in the same general shareholders’ meeting in which such shares are created. For every class B or C preferred share distributed, a redemption amount of R$2.543282 (two reais fifty-four cents and a fraction) will be paid per share, without adjustment, on the same date in which the reimbursement amount of the shares of eventual dissenting shareholders who have such right in the Corporate Reorganization are to be paid. Such date will be disclosed to the shareholders of BRT in due time.

(xii)	Amortization terms and conditions

None foreseen.

c) Provide a detailed analysis of the impact of the creation of shares on the rights of holders of other types and classes of shares of the company

No impact resulting from the creation of the class B and C preferred shares is foreseen, being that such shares will be created and redeemed at the same time.

2) In case of any change in the preferences, advantages or redemption conditions or amortization of preferred shares

a) Describe in detail the proposed changes

None of the preferences, advantages or redemption conditions or amortization of existing shares are being changed.

b) Substantiate in detail the proposed changes

None of the preferences, advantages or redemption conditions or amortization of existing shares are being changed.

c) Provide a detailed analysis of the impact of the proposed changes on holders of the shares subject to such changes.

None of the preferences, advantages or redemption conditions or amortization of existing shares are being changed.